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UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**

☐ **Form C-U: Progress Update:**

☐ **Form C/A: Amendment to Offering Statement:**

  ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**

[X] **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

Name of issuer: The Virtual Commonwealth, Inc.

Legal status of issuer:

　　Form: Corporation

　　Jurisdiction of Incorporation/Organization: New York State

　　Date of organization: February 14, 2022

Physical address of issuer: 220 Manhattan Avenue, #6L, New York, NY 10025

Website of issuer: www.thevirtualcommonwealth.com

Is there a Co-Issuer: N

Name of intermediary through which the offering will be conducted: PicMii Crowdfunding, LLC

CIK number of the intermediary: 0001817013

SEC file number of intermediary:

CRD number, if applicable, of intermediary:

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
  4.9% of the value of the securities sold through Regulation CF as well as a $4,000 listing fee

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to
acquire such an interest:
  No

1

Type of security offered: SAFE

Target number of securities to be offered: 10,000 SAFE

Price (or method for determining price): $1

Target offering amount: 10,000

Oversubscriptions accepted: ☐ Yes ☒ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis

☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): 124,000 SAFE

Deadline to reach the target offering amount: December 31, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end:	$193,377	Prior fiscal year-end:	$165,970
Cash & Cash Equivalents:	Most recent fiscal year-end:	$2,686	Prior fiscal year-end:	$26
Accounts Receivable:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Short-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$13,125
Long-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Revenues/Sales:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Cost of Goods Sold:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Taxes Paid:	Most recent fiscal year-end:	$58	Prior fiscal year-end:	$58
Net Income:	Most recent fiscal year-end:	-$18,823	Prior fiscal year-end:	-$13,303

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**	X	**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**		**American Samoa**	**B5**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**		**Guam**	**GU**
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**		**Puerto Rico**	**PR**
X	**California**	**CA**	X	**New Jersey**	**NJ**		**Northern Mariana Island**	**1V**
X	**Colorado**	**CO**	X	**New Mexico**	**NM**		**Virgin Islands**	**VI**
X	**Connecticut**	**CT**	X	**New York**	**NY**			
X	**Delaware**	**DE**	X	**North Carolina**	**NC**		**Alberta**	**A0**
X	**Florida**	**FL**	X	**North Dakota**	**ND**		**British Columbia**	**A1**

X	**Georgia**	GA		X	**Ohio**	OH		**Manitoba**	A2
X	**Hawaii**	HI		X	**Oklahoma**	OK		**New Brunswick**	A3
X	**Idaho**	ID		X	**Oregon**	OR		**Newfoundland**	A4
X	**Illinois**	IL		X	**Pennsylvania**	PA		**Nova Scotia**	A5
X	**Indiana**	IN		X	**Rhode Island**	RI		**Ontario**	A6
X	**Iowa**	IA		X	**South Carolina**	SC		**Prince Edward Island**	A7
X	**Kansas**	KS		X	**South Dakota**	SD		**Quebec**	A8
X	**Kentucky**	KY		X	**Tennessee**	TN		**Saskatchewan**	A9
X	**Louisiana**	LA		X	**Texas**	TX		**Yukon**	B0
X	**Maine**	ME		X	**Utah**	UT		**Canada (Federal Level)**	Z4
X	**Maryland**	MD		X	**Vermont**	VT			
X	**Massachusetts**	MA		X	**Virginia**	VA			
X	**Michigan**	MI		X	**Washington**	WA			
X	**Minnesota**	MN		X	**West Virginia**	WV			
X	**Mississippi**	MS		X	**Wisconsin**	WI			
X	**Missouri**	MO		X	**Wyoming**	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Virtual Commonwealth, Inc.
(Is

Kenneth T. Pooser
,
Kenneth Todd Pooser
President, CEO and Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

April 19, 2026

FORM C-AR

The Virtual Commonwealth, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by The Virtual Commonwealth, Inc., a New York State C Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.thevirtualcommonwealth.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 19, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made in this Form C-AR or any documents incorporated by reference herein speaks only as of the date of this for C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Virtual Commonwealth, Inc., (the "Company" or "the VCW") is a New York State C Corporation, formed on February 14, 2022.

The Company is located at 220 Manhattan Avenue, #6L, New York, NY 10025.

The Company's website is https://www.thevirtualcommonwealth.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Virtual Commonwealth is a sustainability and social equity investment platform. Members join The Virtual Commonwealth using a payment method (either debit or credit card), and their transactions are imported into the VCW platform using PLAID, an industry-standard software application used by a number of major platforms, including but not limited to Venmo and Robinhood.

VCW Member transactions are then categorized using a proprietary ratings engine that uses over 30 data sources to rate 19k+ Brands on Planet and People – that ratings is in turn used to calculate the self-tax/offset. Offsets in any one category will be invested in Brands in that same category (e.g., Food/Beverage offsets will be invested in organic grocers). VCW Members will be able to vote on which company will ultimately receive investment from a curated roster of three to five Brands.

Once a Member's total offsets reach $50-$100, the Member is then prompted to make their investment – upon approval their payment method is charged and (due to securities regulations) they purchase equity in The Virtual Commonwealth. The Virtual Commonwealth then aggregates Member investments and takes equity positions in Brands with strong sustainability and social equity profiles, making VCW Members equity partners in these Brands via the VCW.

The VCW will reserve a portion of Member offsets for cash rebates for Members who purchase products from VCW Investment Portfolio Brands. With each VCW Member purchase, the overall value of the VCW equity position – and by extension VCW Member's equity position in the VCW – increases.

While in the long-term the value of the VCW will come primarily from the appreciated value of its investment portfolio, VCW revenue will come from charging its members a "minimum monthly investment" (e.g., subscription fee) of ~$10. VCW Members will in effect be contributing to the revenue of a company of which they are part owners, incrementally increasing the value of their own investment.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our services.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner.

Likewise, the quality of our service may be adversely impacted if companies to whom we delegate manufacture of major subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in the industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns.

Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities.

Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Through third party service providers we indirectly collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data.

There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-

19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

<u>**Employee Name and Title**</u>

Kenneth Todd Pooser: Director, Founder, President and CEO

Employee Background

Fifteen years working in the digital marketing space. Former COO of an AdTech startup, having raised ~$9MM in investment from public companies and high-net worth private individuals. BA in Political Science and French Language from the University of Virginia.

3-Year Work History

The Virtual Commonwealth, Inc | Director, Founder, President and CEO | Feb 2022 – Present (Primary Position)

Horizon Media | VP of Paid Search | Jan 2020-present

<u>**Employee Name and Title**</u>

Katherine Ann Pooser, Director

Employee Background

Career fundraiser working for nonprofit organizations. Returned Peace Corps Volunteer. Bachelors of Business Administration-Economics and Masters of Public Administration.

3-Year Work History

The Virtual Commonwealth, Inc | Director | Feb 2022 – Present (Primary Position)

NAACP Legal Defense and Educational Fund, Inc.| Director of Planned Giving | May 2023-present

Planned Giving at Environmental Defense Fund | Deputy Director | 2017 – April 2023

Principal Security Holders

Principal Security Holder Name

Kenneth Todd Pooser

Securities

60,000 Shares

Security Class

Common Stock

Voting Power

100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type 2025 Crowd SAFE (Simple Agreement for Future Equity)

Face Value $102,683

Voting Rights N/A

Anti-Dilution Rights N/A

Material Terms TBD – dependent upon a triggering event.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF

Upon a triggering event, conversion of outstanding SAFEs will result in the issuance of equity units of the Company. TBD

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). TBD.

2025 Reg CF Campaign

In July of 2026 the Company launched an equity crowdfunding campaign through PicMii Crowdfunding, LLC, located at 221 Bluff View Drive, Lancaster, PA, 17601, CIK 0001817013, email: braden@picmiicrowdfunding.com, phone: 7173300324

The details of the campaign were as follows:

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee	4.90%	$489.96	4.90%	$6,076.00
Marketing	25.00%	$2,500.00	25.00%	$31,000.00
Legal	8.00%	$800.00	8.00%	$9,920.00
Research and Development	62.10%	$6,210.04	62.10%	$77,004.00
Total	**100%**	**$10,000.00**	**100%**	**$124,000.00**

The Reg CF campaign concluded on December 31, 2025 after having raised $14,650, all via SAFEs. To date, no triggering event has occurred, meaning no valuation has been placed on the Company, and the SAFEs have not converted to stock.

Use of proceeds from the Reg CF campaign:

- PicMii Portal Fee (4.90%): $718
- Marketing: $5,000
- Legal/Escrow Fes: $1,800
- Research and Development: $7,132
- Total Reg CF Raise: $14,650

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company is currently pre-commercial launch/pre-revenue. All ongoing capital expenditures and expenses are currently being covered by Kenneth T. Pooser and Katherine A. Pooser, and are estimated at $20k for $2026.

Following are the issuer's pro forma financial projections:

	Pre-Launch [1]	Year One	Year Two	Year Three	Year Four
VCW Members (000)[2]		24.9	107.4	234.9	407.4
$ in Millions					
Total Member Offsets[3]	$0.0	$1.8	$15.8	$57.7	$133.6
VCW Investment	$0.0	$0.3	$1.0	$20.0	$75.0
Cash	$0.0	$1.6	$14.8	$37.7	$58.6
B2B Equity Partners	0	2	4	20	30
Revenue[4]	$0.0	$1.8	$9.3	$20.9	$38.8
COGS	$0.00	$0.4	$1.7	$4.4	$7.0
Gross Margin[5]	$0.00	$1.4	$7.6	$16.5	$30.9
%		78%	82%	79%	80%
Total Operating Expenses[6]	$0.5	$3.2	$7.7	$12.3	$17.2
EBITDA	-$0.5	-$1.8	-$0.1	$4.2	$13.7

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Related Person Transactions

The Company has conducted the following transactions with related persons: None.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Kenneth T. Pooser

Name: Kenneth T. Pooser

Title: Director, Founder, President and CEO

Date: April 25, 2026

Katherine Pooser

Name: Katherine A. Pooser

Title: Director

Data: April 25, 2026

EXHIBITS

Exhibit A – 2024 and 2025 Financial Statements

The Virtual Commonwealth, Inc.
Balance Sheet
January 1 through December 31, 2024
(Unaudited)
ASSETS

Current Assets	
Cash	$26
Inventory	$0
Software	$165,944
Total Current Assets	*$165,970*
Other Assets	
Intangible Assets	$0
TOTAL ASSETS	**$165,970**

LIABILITIES AND SHAREHOLDER EQUITY

Current Liabilities	
Notes payable	$0
Other current liabilities (Accounts Payable)	$0
Total Current Liabilities	*$0*
Shareholder Equity	
Common Stock	$206,515
Additional Paid in Capital	$0
SAFE Obligations	$71,533
Retained Net Earnings	($40,545)
Total Shareholder Equity	$237,503
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	**$237,503**


The Virtual Commonwealth, Inc.
Statement of Income
January 1 through December 31, 2024
(Unaudited)


REVENUES:	**$0**
COST OF GOODS SOLD:	**$0**
GROSS PROFIT:	**$0**
OPERATING EXPENSES	
Dues and Subscriptions	$5,549
Office	$309
Professional Fees	$750
Travel	$3,281
Marketing	$3,311
TOTAL OPERATING EXPENSES	**$13,303**
NET OPERATING INCOME/(LOSS)	**($13,303)**
TOTAL OTHER INCOME/(EXPENSES)	**$0**
NET INCOME/(LOSS)	**($13,303)**

The Virtual Commonwealth, Inc.
Statement of Cash Flows
January 1 through December 31, 2024
(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (loss)	($13,303)
Adjustments to reconcile net income to net cash	
(Increase) decrease in assets	($4,984)
CASH USED FOR OPERATING ACTIVITIES	**($18,287)**
CASH FLOWS FROM FINANICING ACTIVITIES	**$18,280**
NET INCREASE IN CASH	**$7**
CASH AT THE BEGINNING OF THE PERIOD	**$19**
CASH AT THE END OF THE PERIOD	**$26**

The Virtual Commonwealth, Inc.
Statement of Equity
January 1 through December 31, 2024
(Unaudited)
Common Stock

	Shares	Amount	Additional Paid in Capital	SAFE Obligations	Retained Earnings	Total
Beginning Balance, 1/1/23	1,000	NA	NA	$71,533.13	($27,242)	NA
Issuance of SAFE Obligation						
Equity Issuance Cost						
Net Loss						
Ending Balance, 12/31/23	1,000	NA	$18,280	$71,533.13	($40,545)	NA

The Virtual Commonwealth, Inc.
Balance Sheet
January 1 through December 31, 2025
(Unaudited)
ASSETS

Current Assets

Cash	$2,686
Inventory	$0
Software	$184,784
Total Current Assets	*$187,470*

Other Assets

Loan Costs	$5,907
TOTAL ASSETS	**$193,377**

LIABILITIES AND SHAREHOLDER EQUITY

Current Liabilities

Notes payable	$0
Other current liabilities (Accounts Payable)	$0
Total Current Liabilities	*$0*

Shareholder Equity

Common Stock	$150,062
Additional Paid in Capital	$0
SAFE Obligations	$102,683
Retained Net Earnings	($59,368)
Total Shareholder Equity	$193,377
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	**$193,377**

The Virtual Commonwealth, Inc.
Statement of Income
January 1 through December 31, 2025
(Unaudited)

REVENUES:	**$0**
COST OF GOODS SOLD:	**$0**
GROSS PROFIT:	**$0**
OPERATING EXPENSES	
Dues and Subscriptions	$7,458
Office	$831
Legal and Professional Fees	$4,113
Travel	$2,616
Advertising	$3,747
TOTAL OPERATING EXPENSES	**$18,765**
NET OPERATING INCOME/(LOSS)	**($18,765)**
TOTAL OTHER INCOME/(EXPENSES)	**$0**
NET INCOME/(LOSS)	**($18,765)**


The Virtual Commonwealth, Inc.
Statement of Cash Flows
January 1 through December 31, 2025
(Unaudited)


CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (loss)	($18,765)
Adjustments to reconcile net income to net cash	
(Increase) decrease in assets	$2,660
CASH USED FOR OPERATING ACTIVITIES	**($16,105)**
CASH FLOWS FROM FINANICING ACTIVITIES	**$21,425**
NET INCREASE IN CASH	**$2,660**
CASH AT THE BEGINNING OF THE PERIOD	**$26**
CASH AT THE END OF THE PERIOD	**$2,686**

The Virtual Commonwealth, Inc.
Statement of Equity
January 1 through December 31, 2025
(Unaudited)
Common Stock

	Shares	Amount	Additional Paid in Capital	SAFE Obligations	Retained Earnings	Total
Beginning Balance, 1/1/25	1,000	NA	NA	$71,533	($40,545)	NA
Issuance of SAFE Obligation						
Equity Issuance Cost						
Net Loss						
Ending Balance, 12/31/25	90,000	NA	$21,425	$102,683	($59,368)	NA

Under the Company's amended articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue 100,000 shares. As of
May 31, 2025, 60,000 shares have been issued and 30,000 shares are outstanding.